Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2015
(dollars in thousands)

Assets

Cash and cash equivalents	$	115,482
Accounts receivable (net of allowance for doubtful accounts of $1,142)		21,378
Accrued revenue		10,112
Investments at fair value (cost basis $27,997)		27,988
Equipment and leasehold improvements		392
Other assets		80
Total assets	$	175,432

Liabilities and member's capital

Due to affiliates	$	100,678
Deferred revenue		7,089
Accounts payable and accrued expenses		4,057
Total liabilities		111,824
Member's capital		63,608
Total liabilities and member's capital	$	175,432

See notes to financial statements.